SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 23, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

  Brasil Telecom S.A. Clarifies Bovespa's Request

In response to a Bovespa's request of March 19, 2004, which is free translated below:

“Considering the Summons Notice issued on 03/19/2004 related to the Ordinary and Extraordinary General Shareholders´ Meeting and for a better clarification to the market, we request information whether it will be proposed to this Meeting the distribution of dividends, interest on shareholders´ equity or eventual complementary remuneration to shareholders or if it will be proposed the ratification of the already distributed dividends. If so, the gross amount, in R$/thousand shares, shall be informed.”

Brasil Telecom S.A. (“Company”) clarifies that it will be ratifying at the Ordinary General Shareholders´ Meeting to be held on 04/19/2004 the credit of Interest on Shareholders´ Equity, which were booked during 2003, in a total amount of R$209,270,000.00 net of income tax.

The Company remains at your disposal for any clarification that is made necessary.

Brasilia, March 22, 2004.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer